UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40816

_____________________

Argo Blockchain plc

(Translation of registrant’s name into English)

_____________________

9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                             Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Energization & Official Opening of Helios Facility dated 05 May 2022

Press Release

5 May 2022

Argo Blockchain PLC

("Argo" or "the Company")

Energization and Official Opening of Helios Facility

Argo Blockchain plc, ("Argo") a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce that its flagship mining facility, Helios, has been energized. Additionally, an inauguration ceremony will take place today at the facility in Dickens County, Texas, and mining operations are expected to commence next week.

The delivery and installation of the 20,000 Bitmain S19J Pro mining machines purchased in September 2021 has commenced and the remaining units are expected to be delivered and installed in batches between May and October 2022. Additionally, installation has started for the Bitmain S19J Pro mining machines obtained via the machine swap agreement with Core Scientific and will continue in stages through July 2022.

Phase 1 of Helios' development will utilise 200 MW of power capacity and represents an increase of 243% in Argo's hashrate to an anticipated 5.5 EH/s by the end of 2022 as the Company significantly scales up its mining operations.

Helios also has access to up to an additional 600 MW of power capacity which the Company expects to utilise in the coming years through further phases of development at the site. It is anticipated this additional capacity, along with further development of the site, will enable Argo's operations to grow significantly to more than 20 EH/s.

Helios has been designed to house one of the largest immersion-cooled mining operations in the world, which is expected to be more cost-efficient, extend the life of the mining machines by reducing machine exposure to dust and debris and improve operational performance.

Peter Wall, Chief Executive Officer of Argo, said: "I'm extremely grateful to everyone who has been involved in the planning and execution of Helios. We started construction on the facility in July 2021 and it is a tremendous achievement that the site will commence mining operations in less than 12 months.

"I want to extend my thanks on behalf of Argo and all our shareholders to the team and their tireless efforts and communal drive to realise Argo's vision for Helios. The opening of Helios marks an important step for the Company, as we continue to implement new, ground-breaking technology, significantly upscale our operations and continue to strengthen infrastructure. Our work to achieve sustainable growth for Argo continues."

 Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement.  Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 May, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel